FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     December                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     December, 10  2003                By /s/ "Kerry M. Curtis"

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-26

December 10, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Advances Feasibility and Reports Final 2003 Drill Results

at Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to announce that final feasibility studies on the Meadowbank project are advancing towards completion in the first quarter of 2004 and are expected to benefit from a successful 2003 drill program and improved gold prices.  As a result of improved gold resources (see news release NR03-11), base case studies for projected mill throughput at Meadowbank have increased to 5,500 tonnes per day (tpd) from the 4,700 tpd estimate used in the preliminary assessment* completed in January 2002.  The Company’s 100% owned Meadowbank gold project, is located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.

The Company is also pleased to announce the final drill results from Phase 2 infill drilling initiatives, which continued to focus on definition of near surface resources within preliminary open pit designs.  Results from closely spaced infill drilling in the near surface portion of the Third Portage deposit are highlighted below and a full table is attached.

3.31 g/t gold over 18.66 m at 13 m below surface in hole TP03-467

6.97 g/t over 10.72 m at 5 m below surface in hole TP03-468

15.24 g/t over 6.32 m at 5 m below surface and

5.03 g/t over 4.15 m at 15 m below surface in hole TP03-471

10.02 g/t over 3.86 m at 4 m below surface and

4.71 g/t over 15.86 m at 20 m below surface and

3.80 g/t over 10.27 m at 34 m below surface in hole TP03-472

7.66 g/t over 17.72 m at 10 m below surface in hole TP03-473

9.29 g/t over 18.82 m at 60 m below surface in hole TP03-475

5.70 g/t over 11.67 m at 5 m below surface in hole TP03-478

3.82 g/t over 21.40 m at 20 m below surface in hole TP03-479

4.34 g/t over 15.91 m at 49 m below surface in hole TP03-488

5.14 g/t over 14.47 m at 14 m below surface in hole TP03-489

7.00 g/t over 4.05 m at 13 m below surface and

8.78 g/t over 4.95 m at 75 m below surface and

16.56 g/t over 3.77 m at 82 m below surface in hole TP03-490

8.47 g/t over 7.62 m at 4 m below surface in hole TP03-491

13.75 g/t over 2.00 m at 30 m below surface in hole NP03-481

Drill results are in line with expectations in this sector of the deposit, and are expected to improve resource classification in the starter open pit design for the Portage pit. Revisions to project resources, incorporating 2003 drilling results, are currently being finalized for feasibility level open pit designs and reserve classification.

News Release 03-26

Page Two

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Resources** – Q2/2003

Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	15,471,000	4.66	2,318,000
Inferred	8,921,000	4.20	1,205,000

Cumberland is a mineral exploration and development company which holds interests in two of the largest undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is advancing the Meadowbank property to production.  The Company is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment* completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

Roger B. March, P.Geo., is the Senior Project Geologist and designated Q.P. for the Meadowbank Project.  Mr. March has supervised drill hole planning, implementation and quality control/quality assurance programs at the Meadowbank Project since 1996.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver.  ACME Analytical Laboratories of Vancouver provides external reference assaying.

*Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

**Second quarter 2003 resource estimates are in accordance with National Instrument 43-101.  Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

***True thickness of intersections ranges from 80-100% of intersected widths.

Certain statements in this News Release constitute “forward-looking statements” within the meaning of the Private Securities Litigation’s Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

News Release 03-26

Page Three

2003 SUMMER DIAMOND DRILLING– THIRD PORTAGE COMPOSITES

HOLE	LOCATION		FROM	TO	GRADE	WIDTH***
TP03-467	163N	064W	6.34	25.00	3.31	18.66
		Incl.	8.98	9.39	24.90	0.41
			44.55	47.55	6.00	3.00
TP03-468	150N	86W	1.15	11.87	6.97	10.72
			27.00	65.36	2.84	38.36
		Incl.	28.00	30.34	8.62	2.34
		And	59.35	64.40	4.71	5.05
TP03-470	186N	57W	5.72	12.93	4.19	7.21
		Incl.	11.94	12.93	16.20	0.99
TP03-471	175N	72W	3.74	10.06	15.24	6.32
		Incl.	5.18	6.09	48.10	0.91
		And	8.23	9.54	25.70	1.31
			16.78	20.93	5.03	4.15
			32.67	34.95	4.06	2.28
		Incl.	34.45	34.95	10.50	0.50
TP03-472	166N	86W	2.50	6.36	10.02	3.86
		Incl.	3.00	3.80	25.75	0.80
			14.50	30.36	4.71	15.86
		Incl.	19.07	20.04	17.25	0.97
			34.53	44.80	3.80	10.27
			63.18	68.56	2.54	5.38
TP03-473	156N	100W	4.30	22.02	7.66	17.72
		Incl.	10.40	11.20	68.00	0.80
			31.45	37.51	2.99	6.06
			52.03	53.28	15.59	1.25
			64.04	75.70	2.90	11.66
TP03-474	149N	110W	15.76	19.00	4.51	3.24
		Incl.	18.55	18.70	28.40	0.15
			33.00	38.77	4.26	5.77
			48.57	50.97	9.28	2.40
		Incl.	50.45	50.97	31.40	0.52
			68.59	76.86	5.09	8.27
		Incl.	76.35	76.86	29.00	0.51
			79.62	86.44	3.43	6.82
TP03-475	118N	75W	57.44	76.26	9.29	18.82
		Incl.	64.51	76.26	13.25	11.75
		And	72.11	74.78	33.14	2.67
TP03-476	118N	75W	25.85	28.80	3.52	2.95
			52.48	61.23	3.50	8.75
		Incl.	54.19	55.05	18.75	0.86
			63.92	68.61	4.19	4.69
			78.03	81.64	3.48	3.61
TP03-477	139N	72W	8.66	11.99	6.96	3.33
		Incl.	11.33	11.73	29.15	0.40
			14.50	17.80	3.56	3.30
			40.28	59.61	2.95	19.33
		Incl.	59.03	59.61	21.30	0.58
			62.58	67.43	5.13	4.85
TP03-478	156N	48W	0.83	12.50	5.70	11.67
		Incl.	3.46	4.40	52.15	0.94
			16.69	21.47	2.10	4.78
			24.57	39.98	1.61	15.41

News Release 03-26

Page Four

CUMBERLAND RESOURCES LTD.

www.cumberlandresources.com CBD-TSX

MEADOWBANK GOLD PROJECT

PORTAGE AREA

2003 Phase II Drilling - Plan Map

NP03-483
NP03-482
NP03-481
NP03-480
NP03-484
NP03-485
NORTH PORTAGE
N
Lake
CONNECTOR ZONE
Second Portage Lake
PORTAGE PRELIMINARY PIT OUTLINE
TP03-470
TP03-471
TP03-472
TP03-473
TP03-467
TP03-474
TP03-478
TP03-468
TP03-479
TP03-477
TP03-475
TP03-476
TP03-491
TP03-490
25metres
THIRD PORTAGE
Lake
TP03-489
TP03-488
Lake
Lake
LEGEND
2003 Drilling Phase II
Previous Drilling
0
200 Metres